

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 8, 2016

<u>Via E-mail</u>
Mr. Hisham A. Kader
Chief Financial Officer
Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re: Carey Watermark Investors 2 Incorporated**
> **Form 10-K and Schedule 14A for the Year Ended December 31, 2015**
> **Filed March 14, 2016 and April 27, 2016; Respectively**
> **File No. 0-55461**

Dear Mr. Kader:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Net Asset Values, page 31</u>

1. We note your disclosure that your advisor determined your NAVs as of December 31, 2015 to be $10.53 for both the Class A shares and the Class T shares. In future Exchange Act periodic reports, please revise to disclose the impact of the distribution and shareholder servicing fee on NAV. If true, please revise to disclose (i) the distribution and shareholder servicing fee has been valued using a hypothetical liquidation value and, as a result, NAV does not reflect any obligation to pay future trail fees, and (ii) the liability accrued for future trail fees under GAAP.

Hisham A. Kader
Carey Watermark Investors 2 Incorporated
November 8, 2016
Page 2

Item 8. Financial Statements and Supplementary Data

Note 3. Agreements and Transactions with Related Parties

Selling Commissions and Dealer Manager Fees, page 63

2. We note your disclosure that your liability for the remaining distribution and shareholder servicing fee payable to Carey Financial has been recorded at present value. Please tell us how you determined a present value model was appropriate. Include within your response how you determined these fees were fixed and reliably determinable. Cite all relevant accounting literature within your response.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 15

3. We note your disclosure that Carey Financial receives selling commissions and a dealer manager fee. In future Exchange Act periodic reports, please disclose the amount of the selling commissions and dealer manager fee actually paid and the amount accrued but unpaid. In addition, please explain to us any differences between amounts disclosed in this section and Note 3 to your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney at 202-551-3758 or Jennifer Gowetski, Attorney at 202-551-3401 with any other questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate &
Commodities